APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Verón, LLC

Profit and Loss % of Total Income

January - December 2020

	TOTAL	
	JAN - DEC 2020	% OF INCOME
Income		
4000 Wholesale	5,658.00	59.60 %
4020 PayPal	2,520.00	26.54 %
4030 Amazon Pay	624.00	6.57 %
4030 Venmo	292.80	3.08 %
4210 Shopify Shipping Income	2,021.15	21.29 %
4410 Shopify Discounts	-1,238.40	-13.04 %
4800 Sales Tax Collected	74.31	0.78 %
4900 Shopify Refunds	-458.27	-4.83 %
Total Income	**$9,493.59**	**100.00 %**
Cost of Goods Sold		
Cost of Goods Sold	6,365.94	67.06 %
Shipping	2,529.08	26.64 %
Supplies & Materials - COGS	2,340.46	24.65 %
Kitchen Tools	130.14	1.37 %
Total Supplies & Materials - COGS	**2,470.60**	**26.02 %**
Total Cost of Goods Sold	**$11,365.62**	**119.72 %**
GROSS PROFIT	**$ -1,872.03**	**-19.72 %**
Expenses		
Advertising & Marketing	561.27	5.91 %
Facebook & Instagram Ads	221.48	2.33 %
Total Advertising & Marketing	**782.75**	**8.25 %**
Amazon Fees	21.69	0.23 %
Bank Charges & Fees	2.00	0.02 %
Car & Truck	40.38	0.43 %
Contractors	1,619.00	17.05 %
Dues & subscriptions	254.17	2.68 %
Insurance	299.00	3.15 %
Legal & Professional Services	575.95	6.07 %
Meals & Entertainment	286.12	3.01 %
Office Supplies & Software	1,659.97	17.49 %
PayPal Fees	96.59	1.02 %
Rent & Lease	4,848.27	51.07 %
Resources & Materials	51.01	0.54 %
Shopify Transaction Fees	213.44	2.25 %
Small Equipment & Tools	970.02	10.22 %
Storage	296.00	3.12 %
Taxes, Licenses & Permits	2,031.00	21.39 %
Total Expenses	**$14,047.36**	**147.97 %**
NET OPERATING INCOME	**$ -15,919.39**	**-167.69 %**
NET INCOME	**$ -15,919.39**	**-167.69 %**

Verón, LLC

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
AZLO BUSINESS CHECKING	265.38
PayPal Bank	0.00
Total Bank Accounts	**$265.38**
Other Current Assets	
Amazon Reserve	48.25
PayPal Withheld	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$48.25**
Total Current Assets	**$313.63**
TOTAL ASSETS	**$313.63**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Loan Payable - SEF Tutoring, LLC	13,171.00
Shareholder Loan	3,062.02
Total Other Current Liabilities	**$16,233.02**
Total Current Liabilities	**$16,233.02**
Total Liabilities	**$16,233.02**
Equity	
Retained Earnings	0.00
Net Income	-15,919.39
Total Equity	**$ -15,919.39**
TOTAL LIABILITIES AND EQUITY	**$313.63**

Verón, LLC

Statement of Cash Flows

January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-15,919.39
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Amazon Reserve	-48.25
PayPal Withheld	0.00
Loan Payable - SEF Tutoring, LLC	13,171.00
Shareholder Loan	3,062.02
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**16,184.77**
Net cash provided by operating activities	**$265.38**
NET CASH INCREASE FOR PERIOD	**$265.38**
CASH AT END OF PERIOD	**$265.38**

Verón, LLC

Profit and Loss % of Total Income
January - December 2021

	TOTAL	
	JAN - DEC 2021	% OF INCOME
Income		
4000 Wholesale	39,219.73	29.74 %
4010 Square	29,300.63	22.22 %
4011 Venmo	3,965.00	3.01 %
Total 4010 Square	**33,265.63**	**25.22 %**
4020 PayPal	13,365.16	10.13 %
4020 Wholesale	30,454.45	23.09 %
4030 Amazon Pay	2,946.90	2.23 %
4030 Venmo	1,679.66	1.27 %
4200 Wholesale Shipping Income	130.53	0.10 %
4210 Shopify Shipping Income	10,436.00	7.91 %
4410 Shopify Discounts	-2,225.00	-1.69 %
4420 PayPal Discounts	-261.45	-0.20 %
4430 Amazon Pay Discounts	-89.70	-0.07 %
4800 Sales Tax Collected	18.57	0.01 %
4900 Shopify Refunds	-1,059.72	-0.80 %
4953 Square Discounts	-181.50	-0.14 %
Apple Cash	305.00	0.23 %
Cash Sales	3,863.98	2.93 %
GrubHub	19.88	0.02 %
Total Income	**$131,888.12**	**100.00 %**
Cost of Goods Sold		
Cost of Goods Sold	76.00	0.06 %
Flowers	640.00	0.49 %
Shipping	16,222.08	12.30 %
Shopify Subscriptions	467.66	0.35 %
Supplies & Materials - COGS	5,132.03	3.89 %
Ingredients	13,733.20	10.41 %
Kitchen Tools	1,966.23	1.49 %
Packaging	9,219.55	6.99 %
Ribbon	36.90	0.03 %
Shipping Materials	2,430.29	1.84 %
Stickers & Labels	100.00	0.08 %
Total Supplies & Materials - COGS	**32,618.20**	**24.73 %**
Vendor Event Fees	5,661.63	4.29 %
Total Cost of Goods Sold	**$55,685.57**	**42.22 %**
GROSS PROFIT	**$76,202.55**	**57.78 %**

Verón, LLC

Profit and Loss % of Total Income
January - December 2021

	TOTAL	
	JAN - DEC 2021	% OF INCOME
Expenses		
Advertising & Marketing	1,864.24	1.41 %
Event	451.06	0.34 %
Facebook & Instagram Ads	538.50	0.41 %
Google Ads	43.57	0.03 %
Influencer Ads	120.00	0.09 %
Inserts/Stickers/Labels	939.89	0.71 %
Later	165.00	0.13 %
Photoshoots	227.90	0.17 %
Recruiting	10.00	0.01 %
Total Advertising & Marketing	**4,360.16**	**3.31 %**
Amazon Fees	110.71	0.08 %
Ask My Accountant	0.00	0.00 %
Bank Charges & Fees	215.22	0.16 %
Car & Truck	145.95	0.11 %
Gas	1,072.02	0.81 %
Parking	89.66	0.07 %
Total Car & Truck	**1,307.63**	**0.99 %**
Charitable Contributions	53.10	0.04 %
Cleaning	400.00	0.30 %
Contractors	21,024.50	15.94 %
Dues & subscriptions	59.83	0.05 %
Insurance	299.00	0.23 %
Job Supplies	391.62	0.30 %
Legal & Professional Services	1,050.00	0.80 %
Meals & Entertainment	5,290.11	4.01 %
Office Supplies & Software	5,193.24	3.94 %
Other Business Expenses	0.00	0.00 %
Grant Application Fees	15.00	0.01 %
Total Other Business Expenses	**15.00**	**0.01 %**
PayPal Fees	498.74	0.38 %
Payroll Expenses	0.00	0.00 %
Taxes	141.00	0.11 %
Wages	1,200.00	0.91 %
Total Payroll Expenses	**1,341.00**	**1.02 %**
QuickBooks Payments Fees	1,012.02	0.77 %
Rent & Lease	32,928.30	24.97 %
Repairs & Maintenance	945.16	0.72 %
Research & Development	770.50	0.58 %
Shopify Dues	497.35	0.38 %

Verón, LLC

Profit and Loss % of Total Income
January - December 2021

	TOTAL	
	JAN - DEC 2021	% OF INCOME
Shopify Transaction Fees	1,154.46	0.88 %
Square Fees	936.13	0.71 %
Storage	1,495.20	1.13 %
Taxes, Licenses & Permits	1,918.99	1.46 %
Travel	545.71	0.41 %
Uniforms	337.67	0.26 %
Total Expenses	**$84,151.35**	**63.81 %**
NET OPERATING INCOME	**$ -7,948.80**	**-6.03 %**
Other Expenses		
Suspense	1,678.73	1.27 %
Total Other Expenses	**$1,678.73**	**1.27 %**
NET OTHER INCOME	**$ -1,678.73**	**-1.27 %**
NET INCOME	**$ -9,627.53**	**-7.30 %**

Verón, LLC

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
AZLO BUSINESS CHECKING	0.00
Chase Checking	4,543.77
PayPal Bank	703.93
Venmo	3,681.49
Total Bank Accounts	**$8,929.19**
Accounts Receivable	
Accounts Receivable (A/R)	1,479.20
Total Accounts Receivable	**$1,479.20**
Other Current Assets	
Amazon Reserve	0.00
PayPal Withheld	1.25
Undeposited Funds	1,043.70
Total Other Current Assets	**$1,044.95**
Total Current Assets	**$11,453.34**
TOTAL ASSETS	**$11,453.34**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Direct Deposit Payable	0.00
Loan Payable - SEF Tutoring, LLC	13,971.00
Payroll Liabilities	0.00
CA PIT / SDI	17.92
CA SUI / ETT	42.00
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	7.20
Total Payroll Liabilities	**67.12**
Shareholder Loan	3,062.02
Total Other Current Liabilities	**$17,100.14**
Total Current Liabilities	**$17,100.14**
Total Liabilities	**$17,100.14**
Equity	
Owner's Investment	30,491.98
Owner's Pay & Personal Expenses	-10,591.86
Retained Earnings	-15,919.39
Net Income	-9,627.53
Total Equity	**$ -5,646.80**
TOTAL LIABILITIES AND EQUITY	**$11,453.34**

I, Shera Fournier, certify that:

1. The financial statements of Veron LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Veron LLC included in this Form reflects accurately the information reported on the tax return for Veron LLC for the fiscal years ended 2020 and 2021 (most recently available as of the Date of this Form C).

Signature _____

Name: Shera Fournier

Title: Founder & President